

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 9, 2018

<u>Via E-mail</u>
Tan Yu Chai
Chief Executive Officer and Director
Global Bridge Capital, Inc.
D-09-05, Menara Suezcap 1, KL Gateway
No 2, Jalan Kerinchi, Gerbang Kerinchi Lestari
59200, Kuala Lumpur, Wilayah Perseketuan
Malaysia

> **Re:** **Global Bridge Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2018**
> **File No. 333-223961**

Dear Mr. Tan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities